UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number: 001-32458

                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this report on Form 6-K as Exhibit 1 is an amendment to the Loan Agreement between Diana Shipping Inc. (the "Company") and The Royal Bank of Scotland. The Loan Agreement was filed as an Exhibit to the Company's Registration Statement (File No. 333-123052) on Form F-1 that was filed with the SEC on March 1, 2005.

     This report is incorporated by reference into the Company's registration statement on Form F-3/A (File No. 333-143635) that was filed with the SEC on June 13, 2007.

                                                                      Exhibit 1

                                                  [LOGO] RBS
                                                  The Royal Bank of Scotland

11 July 2007
                                                  Global Banking & Markets
Diana Shipping Inc.                               Shipping Business Centre
Pendelis 16                                       5-10 Gt. Tower Street
175 64 Palaio Faliro                              London EC3P 3HX
Athens                                            Telephone: +44 (0)20 7833 2121
GREECE                                            Facsimile: +44 (0)20 7085 7134
                                                  www. rbsmarkets.com

Attn: Mr S Palios & Mr A Margaronis

Dear Sirs

Loan Agreement dated 18 February 2005, as amended by an Amending and Restating Agreement dated 24 May 2006 and a Supplemental Agreement dated 30 January 2007 (the "Loan Agreement") made between Diana Shipping Inc. As Borrower and The Royal Bank of Scotland plc as Lender

Words and expressions defined in the Loan Agreement shall have the same meaning in this letter as in that document unless otherwise defined separately in this letter. References to clauses are references to Clauses in the Loan Agreement.

The parties hereby agree that the deletion of Clause 12.3(h) of the Loan Agreement which shall take effect from the date of the date of execution of the attached letter of undertaking (the "Undertaking").

The Undertaking shall constitute a Security Document for the purposes of the Loan Agreement.

Subject to the terms of this letter, the Loan Agreement (as amended) shall continue in full force and effect and this letter shall not be construed as an amendment or waiver of any other part of the Loan Agreement.

The law and jurisdiction provisions of Clause 30 of the Loan Agreement shall apply to this letter.

Yours faithfully
For and on behalf of The Royal Bank of Scotland plc


/s/ Stephen Moorby
------------------
STEPHEN MOORBY
SENIOR DIRECTOR, SHIP FINANCE

We hereby consent to the above amendment,


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Diana Shipping Inc.                     Date:

We hereby consent to the above amendment and confirm that our guarantees to you remain in full force and effect.


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Buenos Aires Compania Armadora S.A.     Date:

/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Cerada International S.A.               Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Changame Compania Armadora S.A.         Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Chorrera Compania Armadora S.A.         Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Cypres Enterprises Corp                 Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Darien Compania Armadora S.A.           Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Eaton Maritime S.A.                     Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Husky Trading S.A                       Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Panama Compania Armadora S.A.           Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Skyvan Shipping Company S.A.            Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf Texford Maritime S.A.                      Date:


/s/ Simon Palios                                             17/7/2007
----------------------------------------                     ---------
For and on behalf of Urbina Bay Trading S.A.                 Date:

The Royal Bank of Scotland plc
Shipping Business Centre
5-10 Great Tower Street
London EC3P 3El X

Date:

Dear Sirs,

Loan Agreement

We understand that, on the terms and subject to the conditions contained in a letter supplemental to a Loan Agreement dated 18 February 2005, as amended by an Amending and Restating Agreement dated 24 May 2006 and a Supplemental Agreement dated 30 January 2007 (the "Loan Agreement") between (1) The Royal Bank of Scotland plc (the "Bank") as lender and (2) Diana Shipping Inc. as borrower you have agreed to delete Clause 12.3(h) of the Loan Agreement and that it is a condition precedent to your agreement that we, Anastasios Margaronis and Simon Palios, provide you with the undertaking contained in this letter.

We confirm that we have received a copy of the Loan Agreement and acknowledge that words and expressions defined in the Agreement have the same meaning when used in this letter.

Undertaking

In consideration of your agreement to the deletion of Clause 12.3(h) of the Loan Agreement, we, Anastasios Margaronis and Simon Palios, irrevocably and unconditionally undertake that:

we will remain involved as officers of the management company, Diana Shipping Services S.A. until such time as the Bank's prior written consent to remove this requirement is requested and provided.

Law and Jurisdiction

The agreement constituted by this letter shall be governed by and interpreted in accordance with English law and the jurisdiction provisions in Clause 30 of the Loan Agreement shall apply to this letter as if set out in full herein with the necessary changes.

Yours faithfully


Anastasios Margaronis                      Simon Palios
---------------------                      ------------
ANASTASIOS MARGARONIS                      SIMON PALIOS
Date: 17/7/2007                            Date: 17/7/2007

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated: July 18, 2007                    By: /s/ Anastassis Margaronis
                                            --------------------------
                                            Anastassis Margaronis
                                            President

SK 23159 0002 793345